UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                 FORM 8-A/A

                              Amendment No. 1

              FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                  PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                      SECURITIES EXCHANGE ACT OF 1934


                           STAAR SURGICAL COMPANY
           (Exact name of registrant as specified in its charter)


                Delaware                               95-3797439
    (State or other jurisdiction of                 (I.R.S. Employer
     incorporation or organization)                Identification No.)


                             1911 Walker Avenue
                         Monrovia, California 91016
            (Address of principal executive offices) (Zip code)

         If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A(c), check the following box. |_|

         If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A(d), check the following box. |_|

         Securities Act registration statement file number to which this form relates: ______________ (if applicable).

         Securities to be registered pursuant to Section 12(b) of the Act:

          Title of each class                Name of each exchange on which
          to be so registered                each class is to be registered

                None                                     None


         Securities to be registered pursuant to Section 12(g) of the Act:

                  Common Stock, par value $0.01 per share
                  ---------------------------------------
                              (Title of Class)

                  _______________________________________
                              (Title of Class)

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                INFORMATION REQUIRED IN REGISTRATION STATEMENT

      This Amendment No. 1 amends the Registrant's registration statement on Form 8-A filed with the Securities and Exchange Commission (the "Commission") on February 24, 1984 in connection with the registration of the Registrant's common stock under Section 12(g) of the Securities Exchange Act of 1934. This Amendment No. 1 is being filed to update certain information in the description of the Registrant's common stock.

Item 1.  Description of Registrant's Securities to be Registered.

      Our authorized capital stock consists of 40,000,000 shares of common stock, $0.01 par value per share, and 10,000,000 shares of preferred stock, $0.01 par value per share. The following is a summary of the material features of our capital stock. The following summary does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of our certificate of incorporation and our bylaws, as they may be amended from time to time and provided as exhibits to our reports filed with the Commission.

Common Stock

     The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Thus, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. The Company's bylaws divide the directors into three classes serving staggered three-year terms, so that only one class of directors stands for election at each annual meeting.

      Holders of common stock are entitled to receive ratably any dividends that may be declared by the board of directors out of funds legally available for dividends, subject to any preferential dividend rights of outstanding preferred stock. Holders of common stock are entitled to receive ratably the net proceeds of any liquidation of the Company after the payment of all debts and obligations of the Company, subject to any preferential liquidation rights of outstanding preferred stock.

      Holders of common stock have no preemptive rights or rights to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock.

      All   outstanding   shares  of  common   stock  are  fully  paid  and
non-assessable.

Preferred Stock

      Our board of directors has the authority, without further action by the stockholders, to designate and issue up to 10,000,000 shares of preferred stock in one or more series. Our board of directors will also be able to designate the powers, preferences, privileges and relative participating, optional or special rights and the qualifications, limitations or restrictions of each series of preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock. Our board of directors, without stockholder approval, can issue preferred stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of


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common  stock.  The  issuance  of  preferred  stock may have the  effect of decreasing the market price of our common stock, and could adversely affect the voting and economic rights of the holders of our common stock. Preferred stock could also be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult.

Anti-Takeover Provisions of Delaware Law, Our Charter and Bylaws, and Our Stockholder Rights Plan

      Charter Documents

     Provisions of our certificate of incorporation and bylaws may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of our company. These provisions are expected to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of our company to first negotiate with us. However, these provisions could also limit the price investors might be willing to pay in the future for our common stock and could have the effect of delaying or preventing a change in control. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited acquisition proposal outweigh the disadvantages of discouraging these proposals because, among other things, negotiation may result in an improvement of their terms. Nevertheless, these provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions include the following:

        .    only one of three classes of directors is elected each year;

        .    directors may be removed only for cause;

        . our stockholders may not act by written consent or call special meetings;

        . stockholders must submit nominations for the board of directors in advance; and

        . the board of directors may alter some of the provisions of our bylaws without stockholder approval.

      In addition, subject to limitations prescribed by law, our board of directors has the authority to issue up to 10,000,000 shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The issuance of preferred stock, while providing flexibility in connection with possible financings or acquisitions or other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock.

      Delaware Law

      We are subject to Section 203 of the Delaware General Corporation Law. This is an anti-takeover law, which restricts transactions and business combinations between a corporation and an interested stockholder owning 15% or more of the corporation's outstanding voting stock, for a period of three years from the date the stockholder becomes an interested stockholder. With some exceptions, unless the transaction is approved by


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


the board of directors and the holders of at least two-thirds of the outstanding voting stock of the corporation, excluding shares held by the interested stockholder, this law prohibits significant business transactions such as a merger with, disposition of assets to, or receipt of disproportionate financial benefits by the interested stockholder, or any other transaction that would increase the interested stockholder's proportionate ownership of any class or series of the corporation's stock. The statutory ban does not apply if, upon consummation of the transaction in which any person becomes an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock of the corporation. This calculation does not include shares held by persons who are both directors and officers or by employee stock plans.

Stockholder Rights Plan

     On April 20, 1995, the board of directors of the Company adopted a resolution approving the immediate effectiveness of a Stockholders' Rights Plan (the "Rights Plan"), subject to subsequent approval of the Rights Plan by the stockholders of the Company at the Annual Meeting of Stockholders of the Company on June 6, 1995, or any adjournments thereof. On June 6, 1995 the stockholders of the Company approved the adoption of the Plan.

     The Rights Plan could have the effect of discouraging a third party from making an acquisition proposal for the Company, which could limit the price investors will pay for our stock in the future or prevent a change in control.

     Pursuant to the terms of the Rights Plan, the Company declared a dividend distribution of one Right for each outstanding share of common stock to stockholders of the Company of record at the close of business on April 20, 1995. Each Right entitles the registered holder to purchase from the Company one share of common stock at a price of $50.00 per share (the "Purchase Price"), subject to adjustment. The Purchase Price shall be paid in cash. The description and the terms of the Rights are set forth in the Rights Plan.

     Initially, the Rights have been attached to all common stock certificates representing outstanding shares, and no separate Rights Certificates will be distributed. The Rights will separate from the common stock and a Distribution Date will occur upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of common stock (the "Stock Acquisition Date"), or (ii) 10 business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of such outstanding shares of common stock. Until the Distribution Date, (i) the Rights will be evidenced by common stock certificates and will be transferred with and only with such common stock certificates, (ii) new common stock certificates issued after June 6, 1995, will contain a notation incorporating the Rights Plan by reference and (iii) the surrender for transfer of any outstanding common stock certificates also will constitute the transfer of the Rights associated with the common stock represented by such certificates.

     The Rights are not exercisable until the Distribution Date and will expire at the close of business on April 20, 2006, unless earlier redeemed by the Company as described below.

     As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the common stock as of the close of business on the Distribution Date and, thereafter, the

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


separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the board of directors, only shares of common stock issued prior to the Distribution Date will be issued with Rights.

     A "Triggering Event" occurs whenever any person becomes the beneficial owner of 15% or more of the then outstanding shares of common stock (except pursuant to an offer for all outstanding shares of common stock that is determined by the board of directors to be fair to and otherwise in the best interests of the Company and its stockholders (a "Qualifying Tender Offer"). On the occurrence of a Triggering Event, each holder of a Right will thereafter have the right to receive, on exercise of the Right, a number of shares of common stock equal to the result obtained by (x) multiplying the then current Purchase Price by the number of shares of common stock for which the Right was exercisable immediately prior to the occurrence of the Triggering Event and (y) dividing that product by 50% of the market price per share of common stock. However, Rights are not exercisable following the occurrence of either of the events set forth above until such time as the Rights are no longer redeemable by the Company as set forth below. Notwithstanding any of the foregoing, following a Triggering Event, all Rights that are, or (under certain circumstances specified in the Rights Plan) were beneficially owned by any Acquiring Person, will be null and void.

     For example, assume that a stockholder holds Rights to purchase 100 shares of common stock at the $50 Purchase Price, and further assume that the common stock had a per share trading price of $20 at the time of an event set forth in the preceding paragraph. As a result, the holder would have the right to purchase 500 shares of common stock for the aggregate purchase price of $5,000, or $10 per share. The 500 share figure is determined by (x) multiplying the $50 Purchase Price by 100 (representing the number of shares of common stock the holder was entitled to purchase by virtue of the Rights), and (y) dividing that product by $10 (or 50% of the $20 market price of the common stock). The $5,000 aggregate purchase price for said 500 shares is determined by multiplying the 100 shares of common stock the holder was initially entitled to purchase by virtue of the Rights by the $50 Purchase Price per Right.

     A Triggering Event also occurs when, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights of an Acquiring Person that previously have been voided as set forth above), resulting in the same adjustment in the number of shares of common stock to be received on the exercise of a Right as described above.

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


     The Purchase Price payable, and the number of shares of the common stock issuable, upon exercise of the Rights are subject to adjustment from time to time prevent to dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the common stock,
(ii) if holders of the common stock are granted certain rights or warrants to subscribe for the common stock or convertible securities at less than the current market price of the common stock, or (iii) upon the distribution to holders of the common stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional shares of common stock will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the common stock on the last trading date prior to the date of exercise.

     The Company is obligated to maintain sufficient authorized but unissued shares of common stock for holders to exercise their Rights only after a Distribution Event occurs. The Company is also permitted, if sufficient shares of unissued but authorized common stock are not available to be purchased by holders of Rights, to distribute to the holders, instead of common stock, cash, other securities of the Company with equivalent value to the Rights exercised (such as preferred stock), debt instruments, or reduction in Purchase Price.

     At any time until 10 days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.001 per Right, payable in cash or shares of common stock. After the redemption period has expired, the Company's rights of redemption may be reinstated if an Acquiring Person reduces his or her beneficial ownership to 10% or less of the outstanding shares of common stock in a transaction or series of transactions not involving the Company. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right which the holders of Rights will thereafter have will be to receive the $.001 redemption price.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for the common stock (or other consideration) of the Company or for common stock of the acquiring company as set forth.

     Any of the provisions of the Rights Plan may be amended by the board of directors of the Company as long as the Rights are then redeemable including, without limitation, the 15% threshold (but not, in general, below 10%) or the purchase price (but not by more than 50%).

     The Company covenants in the Rights Plan to file a registration statement under the Securities Act of 1933 with respect to shares of common stock purchasable upon exercise of the Rights as soon as a
Section 11(a)(ii) Event occurs, or as soon as required by law, and may temporarily suspend, for no more than 90 days, the exercisability of the Rights to permit the registration statement to become effective.

     This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Plan, as it may be amended form time to time and provided as an exhibit to our reports filed with the Commission.

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

Item 2.  Exhibits.

Exhibit
 Number                               Description
_______                               ___________

    3.1      Certificate  of  Incorporation,  as  amended    (incorporated by
             reference from the Company's Annual Report on Form 10-K, File No. 0-11634, for the year ended December 31, 1999, as filed on March 30, 2000).

    3.2 Bylaws, as amended (incorporated by reference from the Company's Annual Report on Form 10-K, File No. 0-11634, for the year ended December 29, 2000, as filed on March 29, 2001).

    4.1      Form of Certificate for Common Stock, par value $0.01 per share.






































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                                 SIGNATURES

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                    STAAR SURGICAL COMPANY


Date: April 16, 2003                By: /s/ David Bailey
                                       _______________________________________
                                       David Bailey
                                       President and Chief Executive Officer



































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